April 30, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1998 and 1997, total revenues increased 7.0% from $419,638 to $449,145 and total expenses increased 1.1% from $321,233 to $324,616. Equity in income of the real estate joint venture increased 23.7% from $20,046 to $24,789. As a result, net income increased from $118,451 to $149,317 for the three month period ended March 31, 1998, as compared to the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 82.8% for the three month period ended March 31, 1998, and 83.7% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $2,600 (1.0%) primarily as a result of lower yellow pages advertising costs, legal and professional and real estate tax expenses, partially offset by higher salaries and wage expenses. General and administrative expenses increased approximately $6,000.00 (9.4%) primarily as a result of higher incentive management fees. Such fees, which are based on cash available for distribution, increased as a result of the increase in net income. Net income from the real estate joint venture increased primarily as a result of higher rental revenue and lower salaries and wage expense.

The General Partners will continue their policy of funding continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President